UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

July 31, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-2536661
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC 20009

(Address of principal executive offices)          (ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Status of our Public Offering

As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on January 6, 2016.

On December 6, 2016, we announced that we had raised approximately $50,000,000 pursuant to the Offering and ceased accepting additional subscriptions at that time. On May 10, 2017, we qualified with the Commission an additional $11,852,880 in common shares to be sold pursuant to the Offering and commenced accepting subscriptions promptly thereafter.

As of August 1, 2017, we had raised total gross offering proceeds of approximately $52.9 million (including the approximate $202,5000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering for an aggregate of approximately 5.3 million of our common shares.

The Offering is expected to continue until we raise the maximum amount being offered, unless terminated by our manager, Fundrise Advisors, LLC (our “Manager”), at an earlier time.

Fifth Amended and Restated Promissory Grid Note

On July 31, 2017, we entered into a Fifth Amended and restated Promissory Grid Note (the “Fifth Amended and Restated Promissory Grid Note”), as borrower, with Rise Companies Corp. (“Lender”) as the lender thereto. Lender is the parent company and sole member of our Manager. Accordingly, prior to entering into the Fifth Amended and Restated Promissory Grid Note, Manager’s independent representative reviewed and approved of the terms of the Fifth Amended and Restated Promissory Grid Note. The Fifth Amended and Restated Promissory Note replaces the earlier Fourth Amended and Restated Promissory Grid Note by and between Lender and the Company, dated as of April 30, 2017.

Availability

The Fifth Amended and Restated Promissory Grid Note is a revolving line of credit in the aggregate principal amount of $10 million. The aggregate amount of the loans made under the Fifth Amended and Restated Promissory Grid Note, together with the aggregate amount of any other loans made under any other promissory grid notes that the Lender may enter into with other real estate investment trusts it has sponsored, shall at no time exceed $10 million. As of July 31, 2017, there were six (6) other similar promissory grid notes outstanding.

Collateral

The Fifth Amended and Restated Promissory Grid Note is an unsecured line of credit.

Interest

Any principal drawn down under the Fifth Amended and Restated Promissory Grid Note shall bear interest at a rate equal to 3.0% per annum, calculated on a 30-day month / 360-day year basis.

Maturity Date

All outstanding principal and interest on the Fifth Amended and Restated Promissory Grid Note is due and payable on October 31, 2017.

Purpose

While there are no restrictions on the use of the proceeds received under the Fifth Amended and Restated Promissory Grid Note, the Company intends to use the proceeds for asset acquisitions.

The foregoing description of the Fifth Amended and Restated Promissory Grid Note does not purport to be complete.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 11, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EQUITY REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: August 3, 2017